ESCADA

RECEIVED
2007 JUN -7 A 8:59
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ESCADA AG Margaretha-Ley-Ring 1 D-85609 Aschheim

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0302
USA

[redacted]

07024227

Aschheim/Munich, May 31, 2007

ESCADA AG Paper Filing
SEC Exemption No: 82-34894

SUPPL

Dear Sirs,

Please find enclosed the following paper filings:

⇒ Ad-hoc and press release: ESCADA Supervisory Board decides to replace CEO of luxury Group

Yours faithfully,

ESCADA AG

Viona Brandt

Head of Investor Relations
http://investor-relations.escada.com

PROCESSED
JUN 13 2007
THOMSON
FINANCIAL

dlw 6/8

ESCADA

Ad-hoc announcement according to § 15 WpHG (*German Securities Act*)
Personnel

ESCADA AG
Margaretha-Ley-Ring 1
D-85609 Aschheim/Munich, Germany

DE 0005692107
XS 0215685115

ESCADA Supervisory Board decides to replace CEO of luxury Group

Munich, May 30, 2007. At its extraordinary meeting today, the Supervisory Board of ESCADA AG unanimously decided to replace the CEO of the luxury Group. Given their differing views on the company's future strategy and business policy the CEO of ESCADA AG, Frank Rheinboldt (40), and the Supervisory Board decided on a separation by mutual consent, effective as of May 31, 2007. The Supervisory Board wishes to express its gratitude and recognizes the long-serving and successful commitment of Mr. Rheinboldt to the ESCADA Group.

The Supervisory Board of ESCADA AG has today appointed Jean-Marc Loubier (51) as new CEO as of June 1, 2007. Loubier has been a member of ESCADA's Supervisory Board and chairman of its Strategy Committee since November 2006. He has been a key executive of LVMH for 16 years. From 1990 to 2000 he worked as Executive Vice President at Louis Vuitton. From 2000 to early 2006 he was President and CEO of Celine.

Contact:

Viona Brandt, ESCADA
Tel.: +49 89 9944 1336
Fax: +49 89 9944 1650
Mail: viona.brandt@de.escada.com

ESCADA

PRESS RELEASE

ESCADA Supervisory Board decides to replace CEO of luxury Group

Munich, May 30, 2007. At its extraordinary meeting today, the Supervisory Board of ESCADA AG unanimously decided to replace the CEO of the luxury Group. Given their differing views on the company's future strategy and business policy the CEO of ESCADA AG, Frank Rheinboldt (40), and the Supervisory Board decided on a separation by mutual consent, effective as of May 31, 2007. The Supervisory Board wishes to express its gratitude and recognizes the long-serving and successful commitment of Mr. Rheinboldt to the ESCADA Group.

The Supervisory Board of ESCADA AG has today appointed Jean-Marc Loubier (51) as new CEO as of June 1, 2007. Loubier has been a member of ESCADA's Supervisory Board and chairman of its Strategy Committee since November 2006. He has been a key executive of LVMH, world leader in luxury and fashion, for 16 years. From 1990 to 2000 he worked as executive Vice President at Louis Vuitton, where he completely repositioned the brand through innovative and precise actions, as well as the product portfolio and the international retail network. From 2000 to early 2006 he was President and CEO of Celine, where he completely restructured and re-launched the company and the brand.

Hans-Jörg Rudloff, Chairman of the Supervisory Board of ESCADA AG said: "We are delighted to have enlisted an internationally recognized and highly-experienced executive from the luxury and fashion industry to head ESCADA, and one who is very familiar with the company and its strategic challenges. We are confident that under his management, ESCADA will develop into a leading luxury brand."

Jean-Marc Loubier said: "ESCADA is a wonderful brand and I am proud to join its team. Together we will define and implement a precise strategy based on the development of a strong brand identity, re-launch ESCADA ready to wear, create a leather goods business, reorganize the retail network and focus on our core markets".

ESCADA AG is listed on the Frankfurt stock exchange. In Fiscal Year 2005/2006, the Group with its portfolio of six brands (ESCADA, ESCADA Sport, apriori, BiBA, cavita und Laurèl) generated sales of 695 million Euro in over 60 countries with 4,000 employees worldwide. ESCADA is one of the world leaders for women´s luxury fashion.

END